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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                          ESPERION THERAPEUTICS, INC.
                       (Name of Subject Company (Issuer))
                             ---------------------
                                  PFIZER INC.
                             ENZO ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))
                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                  29664R 10 6
                     (CUSIP Number of Class of Securities)

                               JEFFREY B. KINDLER
                                  PFIZER INC.
                              235 EAST 42ND STREET
                               NEW YORK, NEW YORK
                                 (212) 773-4902

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of filing persons)
                             ---------------------
                                   COPIES TO:

               MARGARET M. FORAN, ESQ.                                    DENNIS J. BLOCK
                     PFIZER INC.                                 CADWALADER, WICKERSHAM & TAFT LLP
                 235 EAST 42ND STREET                                     100 MAIDEN LANE
                  NEW YORK, NEW YORK                                     NEW YORK, NEW YORK
                    (212) 773-4902                                         (212) 504-5555

                             ---------------------
                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------------
                  TRANSACTION VALUE*                                   AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------------------------------------
                    $1,329,856,360                                          $107,585.38
-------------------------------------------------------------------------------------------------------------

 * Estimated for the purposes of calculating the filing fee only. This calculation assumes the purchase of (i) 34,118,527 shares of common stock of Esperion Therapeutics, Inc. at the tender offer price of $35.00 per share of common stock, and (ii) 3,877,369 options for shares of common stock of Esperion Therapeutics, Inc. at a price of $35.00 per option.
** The amount of this filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for the fiscal year 2004, issued on November 24, 2003, equals .008090% of the transaction value, or $107,585.38.
    [ ] Check the box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

------------------------------------------------
 AMOUNT PREVIOUSLY PAID: N/A   FILING PARTY: N/A
------------------------------------------------
FORM OR REGISTRATION NO.: N/A   DATE FILED: N/A
------------------------------------------------

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
    Check the appropriate boxes to designate any transactions to which the statement relates:
    [X] third-party tender offer subject to Rule 14d-1.
    [ ] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.
    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
                             ---------------------

    This Tender Offer Statement on Schedule TO (this "Schedule TO"), relates to an offer by Enzo Acquisition Corp., a Delaware corporation (the "Merger Sub") and a wholly owned subsidiary of Pfizer Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $.001 per share (the "Shares") of Esperion Therapeutics, Inc., a Delaware corporation ("Esperion"), at a price of $35.00 per Share, subject to adjustment as described in the Offer to Purchase, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 6, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Merger Sub and Parent.

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

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(A) NAME AND ADDRESS.

     The name of the issuer of the securities subject to the Offer is Esperion Therapeutics, Inc., a Delaware corporation ("Esperion"), and the address and telephone number of its principal executive office are 3621 South State Street, 695 KMS Place, Ann Arbor, Michigan 48108, (734) 332-0506.

(B) SECURITIES.

     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Enzo Acquisition Corp., a Delaware corporation (the "Merger Sub") and wholly owned subsidiary of Pfizer Inc., a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Esperion at a purchase price of $35.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2004, and in the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. As of January 2, 2004, the number of outstanding Shares was 34,118,527. This Schedule TO is being filed on behalf of the Merger Sub and Parent. The information set forth in the Offer to Purchase under Introduction, Section 1 (Terms of the Offer), Section 8 (Certain Information Concerning Esperion) and Section 10 (Source and Amount of Funds) is incorporated herein by reference.

(C) TRADING MARKET AND PRICE.

     The information set forth in the Offer to Purchase under Section 6 (Price Range of Shares of Company Common Stock; Dividends on Shares of Company Common Stock) is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(A) NAME AND ADDRESS.

     The names of the filing persons are Enzo Acquisition Corp., a Delaware corporation, and Pfizer Inc., a Delaware corporation. The address and telephone number of the principal executive offices of the Parent and Merger Sub is 235 East 42nd Street, New York, NY 10017, 212-733-2323. The information set forth in the Offer to Purchase under Schedule I (Directors and Executive Officers of Merger Sub and Parent) is incorporated herein by reference.

(B) BUSINESS AND BACKGROUND OF ENTITIES.

     The information set forth in the Offer to Purchase under Section 9 (Certain Information Concerning the Merger Sub and Parent) and Schedule I (Directors and Executive Officers of Merger Sub and Parent) is incorporated herein by reference.

(C) BUSINESS AND BACKGROUND OF NATURAL PERSONS.

     The information set forth in the Offer to Purchase under Section 9 (Certain Information Concerning Merger Sub and Parent) and Schedule I (Directors and Executive Officers of Merger Sub and Parent) is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(A) MATERIAL TERMS.

     The information set forth in the Offer to Purchase under Introduction,
Section 1 (Terms of the Offer), Section 2 (Procedures for Tendering Shares of Company Common Stock in the Offer), Section 3 (Withdrawal Rights), Section 4 (Acceptance for Payment and Payment for Shares of Company Common Stock), Section 5 (Certain Material United States Federal Income Tax Consequences), Section 10 (Source and Amount of Funds), Section 13 (Certain Conditions to the Offer) and
Section 14 (Certain Legal Matters) is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(A) TRANSACTIONS.

     The information set forth in the Offer to Purchase under Section 9 (Certain Information Concerning Merger Sub and Parent) and Section 11 (Background of the Offer) is incorporated herein by reference.

(B) SIGNIFICANT CORPORATE EVENTS.

     The information set forth in the Offer to Purchase under Section 9 (Certain Information Concerning Merger Sub and Parent) and Section 11 (Background of the Offer) is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(A) PURPOSES.

     The information set forth in the Offer to Purchase under Section 12 (Purpose of the Offer and the Merger; Plans for Esperion; The Merger Agreement; Confidentiality Agreement) is incorporated herein by reference.

(C) PLANS.

     The information set forth in the Offer to Purchase under Section 7 (Effect of the Offer on the Market for Company Common Stock; Nasdaq Listing of Company Common Stock; Exchange Act Registration of Company Common Stock; Margin Regulations) and Section 12 (Purpose of the Offer and the Merger; Plans for Esperion; The Merger Agreement; Confidentiality Agreement) is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in the Offer to Purchase under Section 10 (Source and Amount of Funds) is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(A) SECURITIES OWNERSHIP.

     The information set forth in the Offer to Purchase under Section 9 (Certain Information Concerning Merger Sub and Parent) is incorporated herein by reference.

(B) SECURITIES TRANSACTIONS.

     The information set forth in the Offer to Purchase under Section 9 (Certain Information Concerning Merger Sub and Parent) is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(A) SOLICITATIONS OR RECOMMENDATIONS.

     The information set forth in the Offer to Purchase under Section 15 (Fees and Expenses) is incorporated herein by reference.

(B) EMPLOYEES AND CORPORATE ASSETS.

     Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

(A) AGREEMENTS, REGULATORY REQUIREMENTS AND LEGAL PROCEEDINGS.

     The information set forth in the Offer to Purchase under Section 7 (Effect of the Offer on the Market for Company Common Stock; Nasdaq Listing of Company Common Stock; Exchange Act Registration of Company Common Stock; Margin Regulations), Section 12 (Purpose of the Offer and the Merger; Plans for Esperion; The Merger Agreement; Confidentiality Agreement) and Section 14 (Certain Legal Matters) is incorporated herein by reference.

(B) OTHER MATERIAL INFORMATION.

     Not applicable

ITEM 12.  EXHIBITS.

EXHIBIT
NUMBER                                DOCUMENT
-------                               --------
(a)(1)(A)   Offer to Purchase dated January 6, 2004.
(a)(1)(B)   Form of Letter of Transmittal.
(a)(1)(C)   Form of Notice of Guaranteed Delivery.
(a)(1)(D)   Form of Letter to Clients for Use by Brokers, Dealers,
            Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees.
(a)(1)(F)   Guidelines for Certification of Taxpayer Identification
            Number (TIN) on Substitute Form W-9.
(a)(5)(A)   Joint Press Release, dated December 21, 2003, regarding the proposed transaction between Enzo Acquisition Corp., Pfizer
            Inc. and Esperion Therapeutics, Inc. (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Pfizer
            Inc. on December 23, 2003.)
(a)(5)(B)   Summary Advertisement as published in the Wall Street
            Journal on January 6, 2004.
(b)         Not applicable.
(d)(1)      Agreement and Plan of Merger dated as of December 19, 2003 by and Among Pfizer Inc., Enzo Acquisition Corp. and
            Esperion Therapeutics, Inc. (incorporated herein by
            reference to Exhibit 99.2 to the Form 8-K filed by Pfizer on
            December 23, 2003.)
(d)(2)      Amendment dated December 19, 2003 to the Collaboration and
            License Agreement dated June 24, 1998 between the Company
            and Pharmacia AB. (Collaboration and License Agreement dated
            June 24, 1998 between the Company and Pharmacia AB filed as
            Exhibit 10.2 to Amendment No. 3 to Esperion's Registration
            Statement on Form S-1 (File No. 333-31032) filed on August
            9, 2000)
(f)         Not applicable.

EXHIBIT
NUMBER                                DOCUMENT
-------                               --------
(g)         Not applicable.
(h)         Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ENZO ACQUISITION CORP.

                                          By: /s/ PETER GARRAMBONE
                                            ------------------------------------

                                          Name: Peter Garrambone
                                              ----------------------------------

                                          Title: President
                                             -----------------------------------

                                          PFIZER INC.

                                          By: /s/ DAVID REID
                                            ------------------------------------

                                          Name: David Reid
                                              ----------------------------------

                                          Title: Assistant Secretary
                                             -----------------------------------

Date: January 6, 2004